____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Binter Orders Six Further Embraer E195-E2s To Drive International Expansion

Le Bourget, Paris, June 20, 2023 – Binter, the award-winning airline of the Canary Islands, has placed a firm order for six Embraer E195-E2 aircraft. The E195-E2 is the quietest, cleanest and most efficient single-aisle jet available, and this order will bring Binter’s E2 fleet to 16 jets when delivered. Binter configures the jets in a comfortable single-class layout with 132 seats. At list price the deal is valued at US$504.7, with deliveries commencing in the second half of 2024. This order will be included in Embraer’s backlog once all contractual contingencies are cleared.

Binter celebrated the delivery of their first E195-E2 jet in November 2019. The airline was the first European customer to receive the biggest aircraft in the E2 family. Binter has now placed orders for 16 E195-E2. Deliveries from Binter’s previous orders will be completed mid-2024.

Rodolfo Núñez President of Binter, said, “The E2 has been a game changer for Binter. Our guests love the aircraft, especially how quiet it is. Performance in terms of Fuel burn and maintenance has also been better than advertised. As we continue to grow, the E2 has proved to be the perfect aircraft to lead our continued growth.”

Martyn Holmes, CCO Embraer Commercial Aviation, said, “The best orders are repeat orders, and this is the fourth E2 order from Binter. Embraer thanks Binter for their partnership and congratulates the airline on their continued success.”

Follow us on Twitter: @Embraer

Aircraft image: https://embraer.imagerelay.com/ml/085d644b815540788eb9e05c25e039e9

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world. The aircraft transport over 145 million passengers per year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations